FORM 13-G
Item 1.

a)	Name of Issuer

EDO Corporation

b)	Address of Issuer's Principal Executive Offices

60 East 42nd Street
Suite 5010
New York, New York  10165
Item 2.
a)	Name of Person Filing

EDO Corporation Employee Stock Ownership Plan

b)	Address of Principal Business Office or, if none,
Residence
c/o GreatBanc Trust Company
1301 W. 22nd Street
Suite 800
Oak Brook, Illinois  60523

c)	Citizenship

New York

d)	Title of Class of Securities

Common Stock
e)	CUSIP Number
281347104
Item 3.  If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-22(b) or (c), check whether the person is
filing:
(f)  An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);
Item 4.  Ownership
	Provide the following information regarding the
aggregate number and percentage of the class of securities
of the issuer identified in Item 1.
a)	Amount beneficially owned:  _____3,560,762______
b)	Percent of class:  _____16.90%_____
c)	Number of shares as to which the person has:
i.	Sole power to vote or to direct the vote:
_____0_____
ii.	Shared power to vote or to direct the vote:
_____3,560,762_____
iii.	Sole power to dispose or to direct the
disposition of:  _____0_____
iv.	Shared power to dispose or to direct the
disposition of:  _____3,560,762_____
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

	N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
	Subject to the terms and conditions of the Trust and the related Plan, participants in the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this
Schedule 13G. The respective participant's accounts may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Common Stock.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	N/A

Item 8. Identification and Classification of Members of the Group

	N/A

Item 9.  Notice of Dissolution of Group

	N/A

Item 10.  Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Date	Feb. 12, 2007

EDO Corporation Employee Stock Ownership Plan
GreatBanc Trust Company, Trustee



/s/Patrick De Craene

Patrick De Craene
Vice President